UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

HAWK SYSTEMS, INC.

(Name of issuer)

Common Stock, $0.01 PAR Value Per Share

(Title of class of securities)

42013J 10 5

(CUSIP number)

August 30, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42013J 10 5	SCHEDULE 13G	Page 2 of 5

1.	Name of reporting persons. Greystone Business Credit II, L.L.C. Greystone Real Estate Holdings Corp. Greystone & Co. Holdings L.L.C. Stephen Rosenberg 2004 Descendants’ Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Stephen Rosenberg 2004 Descendants’ Trust: Alaska All other reporting persons: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount of Row (11) 0
12.	Type of reporting person Greystone Business Credit II, L.L.C.: CO All other reporting persons: HC

CUSIP No. 42013J 10 5	SCHEDULE 13G	Page 3 of 5

Item 1(a).	Name of Issuer:

Hawk Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

150 East Palmetto Park Road, Suite 110 Boca Raton, Florida 33432

Item 2(a).	Name of Person Filing:

Greystone Business Credit II, L.L.C. Greystone Real Estate Holdings Corp. Greystone & Co. Holdings L.L.C. Stephen Rosenberg 2004 Descendants’ Trust

Item 2(b).	Address or Principal Business Office, or, if none, Residence:

Greystone Business Credit II, L.L.C.: 152 W. 57th Street, 11th Floor New York, NY 10019 All other reporting persons: 152 W. 57th Street, 60th Floor New York, NY 10019

Item 2(c).	Citizenship.

Stephen Rosenberg 2004 Descendants’ Trust: Alaska All other reporting persons: Delaware

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP No.:

42013J 10 5

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

CUSIP No. 42013J 10 5	SCHEDULE 13G	Page 4 of 5

Item 4.	Ownership.

(a) Amount Beneficially Owned:

0

(b) Percent of Class:

0

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct disposition of

0

(iv) Shared power to dispose or to direct disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Greystone Business Credit II, L.L.C. previously acquired securities of the issuer covered under its Schedule 13G filed with the Commission on March 11, 2010. Greystone Real Estate Holdings Corp. and Greystone & Co. Holdings L.L.C. are the only members of Greystone Business Credit II, L.L.C. The Stephen Rosenberg 2004 Descendants’ Trust is the sole shareholder of Greystone Real Estate Holdings Corp. and the sole member of Greystone & Co. Holdings, L.L.C.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired or held for the purpose of or with the effect of changing of influencing the control of the issuer of the securities and were not acquired or held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 42013J 10 5	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREYSTONE BUSINESS CREDIT II, L.L.C.

Date: October 12, 2010	By:	/s/ Allison W. Berman
Allison W. Berman, Vice President

GREYSTONE REAL ESTATE HOLDINGS CORP.

Date: October 12, 2010	By:	/s/ Stephen Rosenberg
Stephen Rosenberg, President

GREYSTONE & CO. HOLDINGS L.L.C.

Date: October 12, 2010	By:	/s/ Stephen Rosenberg
Stephen Rosenberg, President

STEPHEN ROSENBERG 2004 DESCENDANTS’ TRUST

Date: October 12, 2010	By:	/s/ Curtis A. Pollock
Curtis A. Pollock, Investment Trustee

Date: October 12, 2010	And By:	/s/ Robert R. Barolak
Robert R. Barolak, Investment Trustee

Date: October 12, 2010	And By:	/s/ Mordecai Rosenberg
Mordecai Rosenberg, Investment Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share of Hawk Systems, Inc. and further agree that this agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement this 12th day of October, 2010.

GREYSTONE BUSINESS CREDIT II, L.L.C.

By:	/s/ Allison W. Berman
Allison W. Berman, Vice President

GREYSTONE REAL ESTATE HOLDINGS CORP.

By:	/s/ Stephen Rosenberg
Stephen Rosenberg, President

GREYSTONE & CO. HOLDINGS L.L.C.

By:	/s/ Stephen Rosenberg
Stephen Rosenberg, President

STEPHEN ROSENBERG 2004 DESCENDANTS’ TRUST

By:	/s/ Curtis A. Pollock
Curtis A. Pollock, Investment Trustee

And By:	/s/ Robert R. Barolak
Robert R. Barolak, Investment Trustee

And By:	/s/ Mordecai Rosenberg
Mordecai Rosenberg, Investment Trustee